UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 5TH, 2026

DATE, TIME AND PLACE: May 5th, 2026, at 11.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mrs. Alessandra Michelini.

BOARD: Mr. Adrian Calaza – Chairman; and Mr. Leonardo Caiaffo Ferreira – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the activities carried out by the Statutory Audit Committee; (5) To resolve on the amendment proposal of the Company’s Policy on Disclosure and Use of Information and Trading in Securities; (6) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2026, dated as of March 31st, 2026; (7) To resolve on the Independent Auditors’ Annual Work Plan; (8) To acknowledge on the results calculated under the Company’s Long-Term Incentive Plan (“Plan”) until fiscal year 2025, relating to the 2023 (3rd year) and 2024 (2nd year), and to resolve on the calculation and payment form proposal, as well as to acknowledge of the partial results of the 2025 grant (1st year); (9) To resolve on the proposal for the 2026 grants of the Company’s Long Term Incentive Plan (”Plan”); and (10) To resolve on the update of the Company’s Corporate Events Calendar and the Board of Directors’ Work Plan for the year 2026.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matter included in the Agenda, the Board Members, by the unanimous vote of those present and with the abstention of those legally prevented from voting, resolved to record their statements and resolutions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2026

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on May 4th, 2026, as reported by Mr. Adrian Calaza, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on May 4th, 2026, as reported by Mr. Adrian Calaza, Chairman of the CESG.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on May 4th, 2026, as reported by Mr. Denísio Augusto Liberato Delfino, Chairman of the CCR.

(4) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on March 18th and 30th and May 4th and 5th, 2026, as reported by Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(5) Approved the proposal to update of the Company’s Policy on Disclosure and Use of Information and Trading in Securities, according to the material presented and based on the favorable evaluation of the CAE, registered at its meeting held on May 4th, 2026.

(6) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2026, dated as of March 31st, 2026, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(7) Approved the Annual Work Plan of the Independent Auditors of the Company, Ernst & Young Auditores Independentes S/S (“EY”), for 2026, based on the favorable evaluation of the CAE, registered at its meeting held on May 4th, 2026.

(8) Regarding the Company’s Long Term Incentive Plans (“Plans”), previously approved by the Extraordinary Shareholders’ Meetings, held on March 30th, 2021 and March 28th, 2024 the Board Members acknowledged on the results calculated until fiscal year 2025 for the 3rd and last vesting period related to the 2023 grant, for the 2nd vesting period related to the 2024 grant and, for informative purposes, the partial results for the 1st vesting period related to the 2025 grant, with which they agreed, and approved the proposal for the payment method, as follows: (a) transfer of all amounts due in shares, including dividends, as provided for in the Plan, as well as the possibility of transfer of the amount equivalent in cash in case of inactive beneficiaries (pro rata) or expats transferred to another company of the same group conglomerate; (b) for the transfer of shares, use of those which are held in treasury; and (c) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – Brasil, Bolsa e Balcão, considering the month of March 2026, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and for cases where the conversion of shares for payment in cash will be necessary. The Company’s Board of Officers and/or attorneys-in-fact are authorized to perform all necessary acts to carry out the resolutions approved herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 5th, 2026

(9) Approved the 2026 grant of the Company’s Long Term Incentive Plan, according to the material presented, based on the CR’s favorable opinion, at its meeting held on May 4th, 2026.

(10) Approved the update of the Company’s Corporate Events Calendar and the Board of Directors’ Work Plan for the year 2026.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 5th, 2026.

LEONARDO CAIAFFO FERREIRA

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer